Exhibit 10.16

[Letterhead of Marlborough Software Development Holdings Inc.]

March 28, 2012

James P. Dore

54 Dunbarton Drive

Nashua, NH 03063

Dear Jim,

Marlborough Software Development Holdings Inc. (“MSDH”) is pleased to formally offer you the position of Executive Vice President and Chief Financial Officer, reporting to Pinhas Romik, MSDH’s President and Chief Executive Officer (subject to the terms and conditions herein, the “Offer”). This offer, and the terms and conditions hereunder, shall be deemed to be as of January 1, 2012. Your job responsibilities, role, title and reporting relationships will remain the same as they were in January 2012, unless changes are made with mutual consent.

You will be paid on a bi-weekly basis, at a rate of $7,826.92 per pay period. Absent your written consent, this amount may be increased, but not decreased in the future. For purposes of determining your life insurance benefits, which MSDH will provide you; this amount is the equivalent of an annual base salary of $203,500. All employment is “at will” and not for any definite period of time. Furthermore, nothing in this letter should be construed as a contract of employment or any type of guarantee of employment for any specified duration.

You will be eligible to participate in the MSDH Equity Incentive Plan and receive grants of equity compensation as may be approved by the Compensation Committee of the Board of Directors of MSDH from time to time and at their discretion, though the Compensation Committee has not formulated any definitive plans relative to this at this time. You will receive equity compensation commensurate with other vice presidents at MSDH. You will be eligible for our standard benefits package, as it may be determined or modified from time to time. You shall receive a benefits package similar to other vice presidents of MSDH. This currently includes, upon election, contributory comprehensive medical and dental coverage, effective on your first day of employment, as well as company-paid life insurance at one times your annual base salary. MSDH also offers a 401(k) retirement savings plan, in which you may elect to participate. MSDH also provides paid holidays and sick and vacation days which are accrued monthly. Your vacation benefit is four weeks, accrued at a rate of 1.667 days per month.

You agree to abide by the terms and conditions of your existing Employee Confidentiality Agreement with Bitstream Inc. (“Bitstream”) and that such agreement shall apply to your relationship with MSDH. Also enclosed will be an I-9 Form, which we are required by law to have all new employees complete. Please be prepared to provide the necessary documents on your first day. In calculation of your benefits, you shall receive credit for your years of employment at Bitstream.

MSDH hereby agrees to assume, effective as of the date of the spin-off (“Spin-Off”) of MSDH to the shareholders of Bitstream pursuant to the Agreement and Plan of Merger, dated November 10, 2011, between Bitstream, Monotype Imaging Holdings, Inc. and Birch Acquisition Corporation (the “Merger Agreement”) all rights and obligations of Bitstream under the Severance Agreement by and between Bitstream and James Dore dated as of April 15, 2010 (the “Severance Agreement”). By signing below you acknowledge and agree to such agreement and assumption by MSDH as of such date. MSDH and you hereby agree to amend the Severance Agreement, as so assumed, as of the Spin-Off date, to extend the current term of the Severance Agreement until April 15, 2014. For the avoidance of doubt, as of the effective date of such assumption by MSDH, all provisions of the Severance Agreement, including those related to automatic renewals, shall remain and are in full force and effect. For the avoidance of doubt, prior to the Spin-Off date the Severance Agreement shall remain in effect and not released, and shall be applicable to Bitstream and its subsidiaries as a whole, and to you as an executive officer of Bitstream.

Notwithstanding the foregoing, by signing below, as of the effective date of assumption of the Severance Agreement by MSDH, you hereby waive and release your right to payment of any Severance Benefits (as defined in the Severance Agreement) under the Severance Agreement as a result of any of the following circumstances (the “Excluded Circumstances”) (i) as a result of the termination of your employment by Bitstream or by you only when directly connected with joining MSDH and/or the Spin-Off of MSDH from Bitstream and (ii) only in connection with the transactions provided for in the Merger Agreement including the Spin-Off of MSDH from Bitstream, including, without limitation, any claim that your employment with Bitstream has been or will be terminated or that the position and terms of your employment as described in this Offer, or any change in your rights and responsibilities as an employee of MSDH instead of Bitstream, would otherwise permit you to resign for “Good Reason” (as defined in the Severance Agreement) or constitute an actual or constructive termination by Bitstream without cause, all of which claims are hereby released and waived as against MSDH and Bitstream. Bitstream is an intended third party beneficiary of such limited waiver and release.

For the avoidance of doubt, other than the Excluded Circumstances stated above, the Severance Agreement, as so assumed in this offer letter, remains in full force and effect and you shall be entitled to any and all Severance Benefits as set out in paragraph 4 of the Severance Agreement, as well as all entitled to all other rights you have or may have under any and all other paragraphs of the Severance Agreement upon any future Change in Control (as defined by the Severance Agreement) of MSDH which is unrelated to the Merger Agreement and the Spin-Off of MSDH from Bitstream. The parties agree that upon the effective date of the assumption of the Severance Agreement by MSDH, all references to the “Company” therein shall be deemed to refer to MSDH and not Bitstream. For purposes of clarity, MSDH agrees to abide by all paragraphs of the Severance Agreement that are not otherwise labeled as Excluded Circumstances, including your rights to Severance Benefits following termination without Cause and for Good Reason following a Change in Control which is unrelated to the Merger Agreement, and the Spin-off of MSDH from Bitstream.

Additionally, effective upon the date of the Spin-Off, and in the absence of a future Change in Control (as defined in the Severance Agreement in paragraph 2), in the event that your employment by MSDH is terminated by MSDH without Cause (as Cause is defined in the Severance Agreement) or you resign your employment for “Good Reason” (as Good Reason is defined in the Severance Agreement without any reference to Change in Control) (other than the Excluded Circumstances) within thirty (30) of any event that constitutes Good Reason and has not been cured by MSDH within ten (10) days of written notice thereof to MSDH, you shall be entitled to receive severance benefits equal to the severance benefits set out in paragraph 4 of the Severance Agreement to which you would be entitled under the Severance Agreement as though a Change in Control (as defined in the Severance Agreement) had occurred. For the purposes of clarity, if you are terminated not for Cause or you resign for Good Reason once you are a MSDH employee you will be entitled to Severance Benefits under the Severance Agreement even though there has not been a Change in Control as defined in the Severance Agreement. In the event that you become entitled to severance under the Severance Agreement following a Change in Control of MSDH, this paragraph shall not apply and you shall only receive your severance under the Severance Agreement, as adopted and amended herein. In any event and at any time, you will be entitled to only one severance payment in accordance with Section 4.2 of the Severance Agreement and there are no circumstances in which you shall receive more than one severance payment thereunder. The severance provisions set forth in this paragraph shall expire on April 15, 2014. Further, after April 15, 2014, your severance benefits absent a Change in Control shall be in accordance with the then effective MSDH severance policy for executive officers (the “MSDH Severance Policy”) or such other severance benefits as shall have been or be in the future granted to you by the Company in writing, provided that, in any determination of your right to severance and benefits under the MSDH Severance Policy or otherwise, you shall receive years of severance credit for the time you were employed at Bitstream. While any such benefits would be determined on a discretionary basis, it is the current intention of the MSDH to define and implement a general executive severance policy prior to April 15, 2014. If MSDH does not comply with this paragraph it will timely reimburse you for the reasonable attorneys’ fees and costs you incur to enforce this provision.

In addition, in order to insure that the Severance Agreement complies with Section 409A of the Internal Revenue Code, you and MSDH agree that the Severance Agreement is further amended to provide (1) that the term “termination of employment” as used in the Severance Agreement shall mean “separation from service” as defined in Section 409A, (2) if at the time of your separation from service from MSDH you are a “specified employee” as defined in Section 409A, then, if required to comply with Section 409A, payment of the lump sum payment shall be deferred until six months after your separation from service (or the date of your death, if earlier), and (3) in accordance with Treasury Regulations §1.409A-1(h)(4), your transfer of employment from Bitstream to MSDH shall not be considered a separation from service for purposes of Section 409A.

Additionally, as part of this Offer, you are being offered an indemnification for certain tax liabilities that may arise, which is attached hereto, in the form of a letter.

This letter sets forth all of the terms of MSDH’s offer to you and will be binding on all successors and assigns.

If, in accepting this offer, you are relying on any other statements or representations (including accommodations) you believe have been made to you on behalf of MSDH, please record them on this letter when you return it to me. If you record any statements or representations on this letter, you should not rely on such statement or representations unless we confirm to you in writing that they are part of our offer.

We are confident that you will make a significant contribution to MSDH, and we look forward to welcoming you as a member of the MSDH Team. Please acknowledge the above and your acceptance of such by signing and returning this letter to me at your earliest convenience.

Very truly yours,

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS INC.

By:	/s/ Pinhas Romik
	Name:	Pinhas Romik
	Title:	President & Chief Executive Officer

/s/ James P. Dore	March 28, 2012
Name: James P. Dore	Date

Bitstream hereby consents to the assumption of the Severance Agreement by MSDH as described above.

BITSTREAM INC.

/s/ Amos Kaminski
Name:	Amos Kaminski
Title:	Interim CEO and Exec. Chairman